U.S. Securities and Exchange Commission
Washington, D.C. 20549


03023790

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS


RECD S.E.C.
JUN 2 3 2003
1086

Residential Funding Mortage Securities I, Inc.
Exact Name of Registrant as Specified in Charter

0000774352
Registrant CIK Number

Current Report on Form 8-K 2003-S13 FOR 6/20/03
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-82332
SEC File Number of Registration Statement

____
Name of Person Filing the Document
(if Other than the Registrant)

PROCESSED
JUN 2 5 2003
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 20th day of June, 2003.

Residential Funding Mortgage Securities I, Inc.
(Registrant)

By: ______________________________
Julie Malanoski
Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2003, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)



NOTICE(Continued)

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION	FORMAT
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

CMO RFC13LONG A

Scenario Report (GS)

Goldman Sachs

15.3 yr Scheduled — Generated: 05/28/2003 10:09:50

CUSIP	Monthly	As Of 6/03	Pricing	5/20/03	Original	20,000,000.00
Description: SCH			Settle	6/27/03	Balance	20,000,000.00
Coupon: 4.750%			Next Proj	7/25/03	Factor	1.00000000
Stated Band: N/A	Effective Band: N/A		Stated Final	0/0/00	Delay	24

Collateral: Cpn 5.50 WAC 5.92 WAM 357 WALA 2
Historical PSA's: 0/00= 0/00= 0/00= 3mo= 6mo= 12mo= SI=
Curve: 3m=1.016 6m=1.032 1yr=1.100 2yr=1.273 3yr=1.596 4yr=1.963 5yr=2.319 7yr=2.743 10yr=3.372 30yr=4.366

Input	Output	PSA	PSA	PSA	PSA	PSA	PSA
PREPAY		350	100	250	500	750	1000
	Av Life	15.293	24.568	19.348	10.932	6.593	4.558
Price	Window	7/06-3/33	7/06-3/33	7/06-3/33	7/06-3/33	7/06-3/33	7/06-11/08
99-08	Yield	4.839	4.829	4.833	4.850	4.876	4.906
99-12	Yield	4.827	4.820	4.823	4.835	4.853	4.874
99-16	Yield	4.815	4.811	4.812	4.820	4.831	4.843
99-20	Yield	4.803	4.801	4.802	4.804	4.808	4.812
99-24	Yield	4.791	4.792	4.792	4.789	4.785	4.781
99-28	Yield	4.779	4.783	4.781	4.774	4.763	4.749
100-00	Yield	4.767	4.774	4.771	4.759	4.740	4.718
100-04	Yield	4.755	4.765	4.761	4.744	4.717	4.687
100-08	Yield	4.743	4.756	4.751	4.729	4.695	4.656
100-12	Yield	4.731	4.747	4.740	4.714	4.672	4.625
100-16	Yield	4.720	4.738	4.730	4.699	4.650	4.594
100-20	Yield	4.708	4.729	4.720	4.684	4.628	4.564
100-24	Yield	4.696	4.720	4.710	4.669	4.605	4.533
100-28	Yield	4.684	4.711	4.700	4.654	4.583	4.502
101-00	Yield	4.672	4.702	4.689	4.639	4.560	4.471
101-04	Yield	4.661	4.693	4.679	4.624	4.538	4.441
101-08	Yield	4.649	4.685	4.669	4.609	4.516	4.410
101-12	Yield	4.637	4.676	4.659	4.594	4.494	4.379
101-16	Yield	4.626	4.667	4.649	4.579	4.472	4.349
101-20	Yield	4.614	4.658	4.639	4.565	4.449	4.318
101-24	Yield	4.602	4.649	4.629	4.550	4.427	4.288
101-28	Yield	4.591	4.640	4.619	4.535	4.405	4.258
102-00	Yield	4.579	4.632	4.609	4.520	4.383	4.227
102-04	Yield	4.567	4.623	4.599	4.506	4.361	4.197
102-08	Yield	4.556	4.614	4.589	4.491	4.339	4.167
102-12	Yield	4.544	4.605	4.579	4.476	4.317	4.136
102-16	Yield	4.533	4.597	4.569	4.462	4.295	4.106
102-20	Yield	4.521	4.588	4.559	4.447	4.273	4.076
102-24	Yield	4.510	4.579	4.549	4.432	4.252	4.046
102-28	Yield	4.498	4.570	4.539	4.418	4.230	4.016
103-00	Yield	4.487	4.562	4.530	4.403	4.208	3.986